UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-56055

CUSIP NUMBER --

(Check One) ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For the Period Ended June 30, 2019.

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Emaginos, Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office:	13428 Maxella Avenue, #144 Marina Del Rey, California 90292

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company has been unable to get all of the necessary documentation and back-up information to its auditor for completion of quarterly review in time to file the quarterly report by August 15. Accordingly, 5 additional calendar days are needed to file the issuer’s Form 10-Q for its second quarter ended June 30, 2019.

PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

Gilbert J. Bradshaw, Esq.

Wilson, Bradshaw & Cao, LLP

18818 Teller Avenue, Suite 115

Irvine, California 92612-1623

Phone 917-830-6517

Fax No. 917-791-8877

Email address: gbradshaw@wbc-law.com

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMAGINOS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 8/16/19	By	/s/ Gilbert J. Bradshaw